Aetna Variable Portfolios, Inc.


Aetna Variable Portfolios, Inc. (the "Fund") is an open-end, management investment company, consisting of multiple Portfolios. It currently has authorized four Portfolios, AETNA VARIABLE GROWTH PORTFOLIO, AETNA
VARIABLE SMALL COMPANY PORTFOLIO, AETNA
VARIABLE INDEX PLUS PORTFOLIO and AETNA
VARIABLE CAPITAL APPRECIATION PORTFOLIO.
The Fund may authorize additional Portfolios in the future. The Fund is intended to serve as one of the funding vehicles for variable annuity and variable life insurance policies to be offered through the separate accounts of insurance companies. The insurance companies are shareholders of the Fund.

General information about the securities issued by the Fund is as follows:

The Fund was incorporated under the laws of Maryland on June 4, 1996.

The Fund is authorized to issue one billion shares of capital stock, par value $0.001 per share. All shares are nonassessable, transferable and redeemable. There are no preemptive rights.

The Fund is not required and does not intend to hold annual shareholder meetings. The Fund's Articles of Incorporation provide for meetings of shareholders to elect Directors at such times as may be determined by the Directors or as required by the 1940 Act. If requested by the holders of at least 10% of the Fund's outstanding shares, the Fund will hold a shareholder meeting for the purpose of voting on the removal of one or more Directors and will assist with communication concerning that shareholder meeting.

Each share of the Fund is entitled to one vote for each full share and fractional votes for fractional shares. Separate votes are taken by Portfolio only if the matter affects or requires the vote of only that Portfolio.


EX99.203